United States securities and exchange commission logo





                               May 3, 2021

       Gagi Gogolashvili
       Chief Executive Officer
       Intorio, Corp.
       24 Alexander Kazbegi Ave
       Tbilisi 0177, Georgia

                                                        Re: Intorio, Corp.
                                                            Registration
Statement on Form S-1
                                                            Filed April 6, 2021
                                                            File No. 333-255055

       Dear Mr. Gogolashvili:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form S-1 filed April 6, 2021

       Cover Page

   1. Please disclose the percentage of your issued and outstanding shares owned, as a group, by your officers and
directors. Also disclose what their voting power will be if all or some of the shares are
sold in the offering. Make similar revisions at page 9 to expand your risk factor
entitled "Our Director Will Continue to Exercise Significant Control . . . "
       Gagi Gogolashvili, the sole officer and director, page 8

   2. Please revise to discuss the other business activities of your sole officer and director and describe the nature of
the conflicts of interests, if any, that exist in relation to those activities.
 Gagi Gogolashvili
FirstName   LastNameGagi Gogolashvili
Intorio, Corp.
Comapany
May   3, 2021NameIntorio, Corp.
May 3,
Page  2 2021 Page 2
FirstName LastName
Risk Factors
Our status as an "emerging growth company" under the JOBS ACT of 2012 may make it more difficult to raise capital when we need to do it, page 11

3. You disclose that you have elected to take advantage of the extended transition period to comply with new or revised accounting standards. However on pages 22 and 25, you disclose that you irrevocably elected to opt out of the extended transition period for complying with new or revised accounting standards pursuant the JOBS Act. Please revise your disclosure to eliminate the inconsistency.
Use of Proceeds, page 14

4. In light of your disclosure that you may draw funds from certain objectives if more funds than estimated are required to complete other objectives, please revise to clearly disclose how you will prioritize your objectives for purposes of deciding which ones to draw funds from.
5. In the final paragraph in this section, you refer to the sale of units, rather than common stock. Please explain or revise for consistency.
Dilution, page 15

6. Based on your definition of net tangible book value, the amount you disclose for net tangible book deficit does not compute. Please advise or revise. Description of Our Business, page 18

7. Please substantially revise your Business section and, to a lesser extent, your Summary to provide a comprehensive description of your products and services (including how you acquire and develop curriculum), your delivery methods (e.g., home computer and mobile), and your revenue models (including subscription models). In this regard, we note that your current disclosure provides only a broad overview of your plans. In addition, please explain how you will source and compensate your instructors and how you will determine "the lessons and programs they are qualified in." To the extent that you have entered into any material agreements related to the launch of your business, please file them as exhibits and describe their material terms.
8. You state that you intend to offer tutoring for high school and university students. Please clarify whether tutoring agreements will be made with individuals such as students and parents, with institutions such as school districts and universities, or otherwise.
9. We note your disclosure in the final sentence on page 18 that your website is fully serviced and ready for use. Please clarify whether you are currently offering courses. In this regard, we note that users are prompted to submit applications for training when they navigate your site. If you are not currently offering courses, please revise throughout the
 Gagi Gogolashvili
FirstName   LastNameGagi Gogolashvili
Intorio, Corp.
Comapany
May   3, 2021NameIntorio, Corp.
May 3,
Page  3 2021 Page 3
FirstName LastName
         prospectus to disclose this fact prominently and update your Plan of Operation to state when you expect to begin offering courses.
Background Information About Our Officer and Director, page 28

10. Please revise the discussion of your management's business experience to provide clear disclosure regarding the activities of your sole officer and director during the last five years, including the companies at which he worked and the dates of employment at each company.
Certain Relationships and Related Transactions, page 31

11. Please disclose the aggregate purchase price of the 2,000,000 shares of common stock purchased on January 5, 2021.
12. Please file as an exhibit the agreement related to the loans from your sole officer and director.
Note 8 Subsequent Events, page F-10

13. Please disclose the date through which subsequent events have been evaluated. Refer to
         ASC 855-10-50-1a.
General

14. It appears that you are a shell company as defined in Securities Act Rule 405, because your only assets consist of cash and cash equivalents, and you have nominal operations and no revenues since inception. Accordingly, please revise your prospectus, including the cover page and prospectus summary, to disclose that you are a shell company. Please further disclose in the risk factors section, and elsewhere as appropriate, the consequences, challenges and risks of being a shell company, such as the restrictions on your ability to use registration statements on Form S-8, the limitations on the ability of your security holders to use Rule 144, and the potential for reduced liquidity (or illiquidity) of your securities.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.
 Gagi Gogolashvili
Intorio, Corp.
May 3, 2021
Page 4

        You may contact Tony Watson at (202) 551-3318 or Theresa Brillant at
(202) 551-
3307 if you have questions regarding comments on the financial statements and related matters. Please contact Daniel Morris at (202) 551-3314 or Jacqueline Kaufman at (202) 551-
3797 with any other questions.



FirstName LastNameGagi Gogolashvili                       Sincerely,
Comapany NameIntorio, Corp.
                                                          Division of
Corporation Finance
May 3, 2021 Page 4                                        Office of Trade &
Services
FirstName LastName